SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 November 2010

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, 16 November 2010

                re:  Directorate Change

16 November 2010

LLOYDS BANKING GROUP ANNOUNCES NEW BOARD APPOINTMENT

The board of Lloyds Banking Group is pleased to announce the appointment of Anita Frew as a new non-executive director. Ms Frew will join the board with effect from 1 December 2010 and will serve as a member of the Risk Oversight and Audit Committees. As is the case with all new board appointments, she will stand for election at the company's next AGM in May 2011.

The appointment follows a comprehensive search process designed to bring a broad range of commercial perspectives to the board.  Commenting, Sir Win Bischoff, Chairman, said: "We are delighted to welcome Anita to the board and look forward to working with her.  Her extensive experience of public companies across a range of sectors, including manufacturing as well as banking and asset management, will enhance the diversity of perspectives on our board. "

Anita Frew said: "I am pleased to be joining the board of Lloyds Banking Group at such a pivotal time in its history. Together with my fellow directors, I very much look forward to contributing to the future direction of the Group." ends

BIOGRAPHICAL DETAILS

Anita Frew
Anita is currently Chairman of Victrex, the FTSE 200 global manufacturer of high performance polymers, having previously been the senior independent director.  Since 2000, she has held a portfolio of non-executive directorships, currently holding positions as a non-executive director of Aberdeen Asset Management, IMI and Northumbrian Water Ltd.  Prior to this she was Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group, and has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland.

For further information:

Investor Relations

Kate O'Neill
Managing Director, Investor Relations
Telephone: +44 (0) 20 7356 3520
E-mail: kate.o'neill@ltsb-finance.co.uk

Media Relations

Brigitte Trafford
Group Communications Director
Telephone: +44 (0) 20 7356 1849
Email: brigitte.trafford@lloydsbanking.com

www.mediacentre.lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  16 November 2010